Jefferies LLC

520 Madison Avenue, 10th Floor

New York, New York 10022

March 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investcorp India Acquisition Corp

Registration Statement on Form S-1

Filed on March 23, 2022, as amended

File No. 333-257090

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Investcorp India Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on March 30, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 450 copies of the Preliminary Prospectus dated March 23, 2022 to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Jefferies LLC

By:	/S/ Tina Pappas
Name: Tina Pappas
Title: Managing Director

As representative of the several underwriters

[Signature Page to UW Acceleration Request Letter]